China Medical Technologies, Inc.

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176, People’s Republic of China

August 5, 2005

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Russell Mancuso, Branch Chief
Mr. Donald C. Hunt, Attorney Advisor

Re:	China Medical Technologies, Inc.
Registration Statement on Form F-1 (Registration No. 333-126630)
Registration Statement on Form 8-A (Registration No. 000-51440)

Dear Messrs. Mancuso and Hunt:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, China Medical Technologies, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated to, and that such Registration Statement be declared effective on, August 9, 2005 at 2:00 pm, New York Time, or as soon thereafter as practicable, unless we or our US counsel, Latham & Watkins LLP, requests by telephone that such Registration Statement be declared effective at some other time.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing ordinary shares of the Company be declared effective concurrently with the above-captioned Registration Statement on F-1.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(Signature Page to Follow)

Very truly yours, China Medical Technologies, Inc.

By:	/s/ Xiaodong Wu
Name:	Xiaodong Wu
Title:	Chairman and Chief Executive Officer